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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investment in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                                Date examination completed

       811-6076                                                                       Dec 31, 1999
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2. State identification Number:  N/A
   --------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                    AR                    CA                  CO
   --------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                    FL                    CA                  HI
   --------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                    IA                    KS                  KY
   --------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                    MA                    MI                  MN
   --------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                    NE                    NV                  NH
   --------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                    NC                    ND                  OH
   --------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                    RI                    SC                  SD
   --------------------------------------------------------------------------------------------------------------------------
     IN                  TX                  UT                    VT                    VA                  WA
   --------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                    PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

                                                 Infinity Mutual Funds - ISG Funds
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4.  Address of principal executive office (number, street, city, state, zip code):

       3435 Stelzer Road  Columbus, OH 43219
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
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                        The Infinity Mutual Funds, Inc.
                               3435 Stelzer Road
                             Columbus, Ohio  43219



February 14, 2000


    Management Statement Regarding Compliance with Certain Provisions of the
                         Investment Company Act of 1940


We, as members of management of The Infinity Mutual Funds, Inc. - ISG Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 and for the period from October 31, 1999 (date of the last examination) through December 31, 1999, with respect to securities reflected in the investment accounts of the Funds.

Sincerely,


/s/ Jeffrey C. Cusick
---------------------
Jeffrey C. Cusick
Vice President
The Infinity Mutual Funds, Inc.

To the Board of Directors of
The Infinity Mutual Funds, Inc. - ISG Funds
  and the
Securities and Exchange Commission:


We have examined management's assertion about The Infinity Mutual Funds, Inc. -ISG Funds (the Funds) compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 1999 and for the period from October 31, 1999 through December 31, 1999, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999 and for the period from October 31, 1999 (the date of the last examination) through December 31, 1999, with respect to securities transactions:

     1. Confirmation of all securities held as of December 31, 1999 by the Bank of New York;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of December 31, 1999 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and the Bank of New York;

     4. Confirmation of all repurchase agreements as of December 31, 1999 with brokers/banks and agreement of underlying collateral with the Bank of New York records; and

     5. Agreement of 10 selected security purchases/sales from the books and records of the Funds to broker confirmations during the period from October 31, 1999 through December 31, 1999.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 and for the period from October 31, 1999 through December 31, 1999 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 14, 2000